UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JULY 20, 2007
Commission File Number 001-33373
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CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
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3 IASSONOS STREET

PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                    Form 20-F   ☒                              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                        Yes    ☐                      No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                        Yes    ☐                      No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes    ☐                      No   ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated  July 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis

Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  July 20, 2007

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SUCCESSFUL DELIVERY OF ITS TENTH PRODUCT TANKER

ATHENS, Greece, -- Capital Product Partners L.P. (Nasdaq: CPLP - News) announced today that it took successful delivery of its tenth medium range (MR) product tanker, M/T “Akeraios”, from Hyundai Mipo Dockyard Ltd., a Korean shipyard, on July 13, 2007. M/T “Akeraios”, an ice strengthened vessel (Ice Class 1A), has a carrying capacity of 47,781 dwt and is capable of carrying a range of refined oil products, chemicals (including ethanol and biodiesel feedstock), and crude oil worldwide. The vessel has been fixed under a time charter with Morgan Stanley Capital Group Inc. for three years at a base rate of $20,000 per day, subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues when spot rates are higher than the base rate.

The M/T “Akeraios” is the second out of seven additional MR product tankers that Capital Product Partners L.P. has agreed to purchase from Capital Maritime & Trading Corp. The remaining five MR product tankers will be comprised of two Ice Class 1A sister vessels that are scheduled for delivery in October 2007 and three MR product tanker sister vessels that are scheduled for delivery in 2008, all of which will be under time or bareboat charters commencing at the time of delivery. The vessel's purchase price of $56 million will be fully funded through a drawdown on the existing revolving credit facility.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP - News), a Marshall Islands master limited partnership, is an international owner of medium-range product tankers. Following the delivery of the M/T Akeraios on July 13, 2007, Capital Product Partners L.P. owns ten MR Ice Class 1A product tankers and has an agreement to purchase five additional product tankers from Capital Maritime & Trading Corp. All fifteen vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley, and Overseas Shipholding Group Inc.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Capital Product Partners L.P. expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common units.

Contacts:

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com